Exhibit 99.1

Spreadtrum Announces WCDMA Design Win

40nm HSPA baseband chipset now in mass production, shipping in

WCDMA feature phones for emerging markets

SHANGHAI, CHINA — July 30, 2013 — Spreadtrum Communications, Inc. (NASDAQ: SPRD; “Spreadtrum” or the “Company”), a leading fabless semiconductor provider in China with advanced technology in 2G, 3G and 4G wireless communications standards, today announced that it has reached mass production of its first WCDMA baseband chipset, the SC7701B. Customers adopting the chipset include Samsung, which has designed it into handsets that are now shipping to consumers in markets such as Latin America.

Spreadtrum's SC7701B is a 40nm low-power HSPA baseband processor, enabling WCDMA/EDGE dual mode operation for WCDMA feature phones. The SC7701B incorporates an ARM9 core processor, rich multimedia functions and supports up to a 5 megapixel camera.

“The SC7701B opens up a new opportunity for WCDMA devices in emerging markets,” said Dr. Leo Li, chairman and CEO of Spreadtrum. “In these regions, low cost smartphones remain out of financial reach for many consumers. Our new chipset enables handset brands and operators to offer consumers the benefit of 3G in a cost-effective feature phone.”

Dr. Li added, “The adoption of our WCDMA chipset by the world’s largest handset manufacturers such as Samsung validates the product quality and maturity that we have now achieved in our WCDMA product program.”

About Spreadtrum Communications, Inc.

Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum") is a fabless semiconductor company that develops mobile chipset platforms for smartphones, feature phones and other consumer electronics products, supporting 2G, 3G and 4G wireless communications standards.  Spreadtrum's solutions combine its highly integrated, power-efficient chipsets with customizable software and reference designs in a complete turnkey platform, enabling customers to achieve faster design cycles with a lower development cost.  Spreadtrum's customers include global and China-based manufacturers developing mobile products for consumers in China and emerging markets around the world.  For more information, visit www.spreadtrum.com.

SAFE HARBOR STATEMENT:

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the SC7701B opening up a new opportunity for WCDMA devices in emerging markets, and the effectiveness of the SC7701B to enable handset brands and operators to offer consumers the benefit of 3G in a cost-effective feature phone. The Company uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company's actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile phones; market acceptance of the Company’s WCDMA products; the state of and any change in the Company's relationship with its major domestic and international customers and Chinese government agencies; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC") and the annual report on Form 20-F filed on April 26, 2013 especially the section under "Risk Factors" and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.

Contact:

IR at +1-650-308-8148 or IR@spreadtrum.com.